Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media) 724.514.1968 Kris King (Investors) 724.514.1813

Mylan Announces Pricing of Senior Notes

HERTFORDSHIRE, England AND PITTSBURGH – May 31, 2016 – Mylan N.V. (NASDAQ, TASE: MYL) today announced the pricing of a private placement of $6.5 billion aggregate principal amount of senior notes, comprised of $1.0 billion aggregate principal amount of 2.50% senior notes due 2019 at an issue price of 99.888%, $2.25 billion aggregate principal amount of 3.15% senior notes due 2021 at an issue price of 99.884%, $2.25 billion aggregate principal amount of 3.95% senior notes due 2026 at an issue price of 99.231% and $1.0 billion aggregate principal amount of 5.25% senior notes due 2046 at an issue price of 99.984%. Mylan intends to use the net proceeds from the offering of notes to finance its previously announced public offer (the “Offer”) to acquire all of the outstanding shares of Meda AB (publ.) (the “Meda Acquisition”), to repay, prepay, redeem or otherwise refinance its or any of its subsidiaries’ indebtedness (including that of Meda and its subsidiaries) (the “Refinancing”) and to pay costs associated with the Meda Acquisition and the Refinancing, including non-periodic fees, costs and expenses, stamp registration and other taxes. Upon completion of the offering of the notes, Mylan intends to reduce the commitments under its Bridge Credit Agreement, dated as of February 10, 2016, in an amount equal to the aggregate net proceeds from the offering of the notes. Subject to customary closing conditions, the sale of the notes is expected to close on or about June 9, 2016.

The notes will be sold only to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The proposed issuance of the notes will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities mentioned in this press release in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” relating to the consummation of the offering described above and the anticipated use of proceeds therefrom. Consummation of the offering is subject to a number of conditions, some of which are beyond Mylan’s control. Therefore, no assurance can be given that the offering will be consummated on the terms described or at all, or that the proceeds will be able to be deployed as indicated.

The forward-looking statements in this release may also include, without limitation, statements about Mylan’s intention to use the net proceeds from the offering of notes to finance the Meda Acquisition and the

Refinancing and to pay costs associated with the Meda Acquisition and the Refinancing, and that upon completion of the offering of the notes, Mylan intends to reduce the commitments under its Bridge Credit Agreement, dated as of February 10, 2016, in an amount equal to the aggregate net proceeds from the offering of the notes. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Meda Acquisition, including as to the timing of the Meda Acquisition, uncertainties as to whether Mylan will be able to complete the Meda Acquisition, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Meda Acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Meda Acquisition; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, its Quarterly Report on Form 10-Q for the three months ended March 31, 2016 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that are discussed in the offer document that has been filed with the Swedish Financial Supervisory Authority (“SFSA”) and will be published by Mylan upon approval by the SFSA (the “Offer Document”), the Registration Statement on Form S-4 filed with the SEC on April 11, 2016 (as amended from time to time, the “Registration Statement”) and the EU Prospectus that has been filed with the Netherlands Authority for the Financial Markets (“AFM”) and will be published by Mylan upon approval by the AFM (the “EU Prospectus”). You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release.

ADDITIONAL INFORMATION

In connection with the Offer, the Offer Document has been filed with the SFSA and will be published by Mylan upon approval by the SFSA. In addition, Mylan has filed certain materials with the SEC, including, among other materials, the Registration Statement. The EU Prospectus has been filed with the AFM and will be published by Mylan upon approval by the AFM. This release is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This release contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF

MEDA IN SWEDEN AND INVESTORS AND SECURITYHOLDERS OF MEDA IN THE EUROPEAN ECONOMIC AREA BUT OUTSIDE OF SWEDEN ARE URGED TO READ THE OFFER DOCUMENT THAT IS APPROVED BY THE SFSA AND ANY SUPPLEMENT THERETO, OR THE EU PROSPECTUS THAT IS APPROVED BY THE AFM AND ANY SUPPLEMENT THERETO, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. INVESTORS AND SECURITYHOLDERS OF MEDA OUTSIDE THE EUROPEAN ECONOMIC AREA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents are or upon publication will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at +1 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

FURTHER INFORMATION

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The acceptance period for the Offer has not commenced.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of more than 1,400 generic and branded pharmaceuticals, including antiretroviral therapies on which approximately 50% of people being treated for HIV/AIDS in the developing world depend. We market our products in approximately 165 countries and territories. Our global R&D and manufacturing platform includes more than 50 facilities, and we are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our nearly 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

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